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                             FOR IMMEDIATE RELEASE

Contacts:
Patti J. McAtee                                       Joele Frank
Director, Corporate Communications                    Abernathy MacGregor Group
(402) 341-4500                                        (212) 371-5999


                 CALENERGY REPORTS NYSEG BOARD APPROVAL OF OVER
                   $52 MILLION IN "GOLDEN PARACHUTE" PAYMENTS
                              TO SENIOR EXECUTIVES

                   CALENERGY SUES NYSEG TO OBTAIN RELEASE OF
                             NYSEG SHAREHOLDER LIST

         New York, New York, July 31, 1997 -- CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that it has sued New York State Electric & Gas Corporation ("NYSEG") (NYSE symbol: NGE) in state court for denying the NYSEG shareholder list to CE Electric (NY), Inc. ("CENY"), a subsidiary of CalEnergy and a substantial NYSEG shareholder. CENY requested the shareholder list in order to facilitate communications with other shareholders of NYSEG regarding the affairs of NYSEG, including: the tender offer commenced by CENY and CalEnergy on July 18, 1997; the proposal by CalEnergy to acquire NYSEG in a consensual merger; and the conducting of a possible consent or proxy solicitation, if CalEnergy determines to do so.

         David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, said, "It is outrageous that NYSEG's current Board and management have forced us to go to court to seek a complete list of shareholders when we are entitled to the list under New York State law. NYSEG's refusal to provide the list of shareholders to allow CalEnergy to communicate directly with shareholders demonstrates NYSEG's obvious fear of allowing shareholders to make their choice.

         "It is ironic that, while attempting to deny shareholders the right to decide for themselves whether to consider our 32% premium, $27.50 per share cash merger proposal, the Board also approved and amended various 'Golden Parachute' severance agreements providing for $52 million in payments to numerous NYSEG senior executives."

         Mr. Sokol added, "What is highly unusual is that these 'Golden Parachutes' purport to provide, among other things, that select NYSEG executives are entitled to collect their Golden Parachute payments simply by resigning following the acquisition of NYSEG by CalEnergy, if, for example, these executives assert that their status is altered merely due to the fact that NYSEG is no longer a public company. It seems to be a questionable

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attempt to create a bonus for quitters. And it doesn't stop there.

         "The 'Golden Parachutes' also provide that this $52 million in payments have already been prefunded into an escrow account held solely for these executives and board members. It is notable that rather than NYSEG using this excess cash for the benefit of either ratepayers or shareholders, the money has been squirreled away solely for the benefit of NYSEG management. These actions demonstrate the unfortunate excesses that can occur when management has no significant ownership in a company and feels free to pay itself generously with other people's money," continued Mr. Sokol.

         "Whenever NYSEG shareholders or ratepayers review their lackluster stock price performance or pay their monthly utility bills, they should remember the $52 million parachute pool that has been set up for NYSEG executives.

         "Unfortunately these Golden Parachutes are not the only wasteful actions taken by NYSEG. NYSEG has also entered into excessive fee arrangements with Goldman Sachs and Morgan Stanley and initiated wasteful and costly litigation. These actions are estimated to cost at least between $1.00 and $1.08 per share," concluded Mr. Sokol.

         On July 18, 1997, CENY formally commenced a cash tender offer for 6,540,670 common shares of NYSEG at a price of $24.50 per share (which, together with shares already owned by CalEnergy, represents the maximum number of shares the Company can own prior to obtaining regulatory approval for the merger). The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997, unless extended.

         CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 19 generating facilities and also supplies and distributes electricity to 1.5 million customers.

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